                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]      Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)

         For the fiscal year ended December 30, 2001

                                       Or

[ ]      Transition report pursuant to Section 15(d) of the Securities Exchange
Act of 1934 (Fee required)

         For the transition period from _____________ to ___________

         Commission file number ____________________________________

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  EATON CORPORATION SHARE PURCHASE AND INVESTMENT PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Eaton Corporation, 1111 Superior Avenue,
                  Cleveland, Ohio  44114-2584

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   (Name of Plan)
                              EATON CORPORATION SHARE PURCHASE
                              AND INVESTMENT PLAN

    Date: June 27, 2002                By:      Eaton Corporation Pension
                              Administration Committee


                              By:       /s/ S. J. Cook
                                       -----------------------
                                             (Signature)
                                  S. J. Cook
                                  Vice President-Human Resources
                                  Eaton Corporation

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Eaton Corporation Share Purchase and Investment Plan

December 30, 2001 and 2000 and Year ended December 30, 2001

              Eaton Corporation Share Purchase and Investment Plan

             Audited Financial Statements and Supplemental Schedules


                         December 30, 2001 and 2000 and
                          Year ended December 30, 2001




                                    CONTENTS

Report of Independent Auditors................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits...............................2
Statement of Changes in Net Assets Available for Benefits.....................3
Notes to Financial Statements.................................................4

Supplemental Schedules

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)...............12
Schedule H, Line 4(j)--Schedule of Reportable Transactions....................15

                         Report of Independent Auditors


Corporate Compensation and Organization Committee of Eaton Corporation Eaton Corporation Share Purchase and Investment Plan


We have audited the accompanying statements of net assets available for benefits of the Eaton Corporation Share Purchase and Investment Plan as of December 30, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 30, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 30, 2001 and 2000 and the changes in its net assets available for benefits for the year ended December 30, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 30, 2001, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.





                                                           /s/ Ernst & Young LLP



Cleveland, Ohio
June 13, 2002

        Eaton Corporation Share Purchase and Investment Plan

           Statements of Net Assets Available for Benefits

                                                        DECEMBER 30
                                                    2001                 2000
                                               ---------------------------------
ASSETS
Investments, at fair value
 Common stock                                  $  598,534,120     $  552,429,626
 Mutual funds                                     361,093,690        412,295,916
 U.S. Government securities                        61,982,374         51,022,283
 Corporate debt instruments                        51,296,419         44,342,102
 Participant notes receivable                      29,910,808         29,751,642
 Money market fund                                 71,468,687         40,988,452
                                               ---------------------------------
Total investments                               1,174,286,098      1,130,830,021

 Receivables:
 Interest and dividends                             1,763,766         15,972,958
 Accrued sales of investments                         179,375             21,110
 Stock dividend                                          --           89,153,788
                                               ---------------------------------
Total receivables                                   1,943,141        105,147,856
                                               ---------------------------------
Total assets                                    1,176,229,239      1,235,977,877

LIABILITIES
Accrued purchases of investments                      501,411         14,467,844
Other payables                                           --               26,427
                                               ---------------------------------
Total liabilities                                     501,411         14,494,271
                                               ---------------------------------
Net assets available for benefits              $1,175,727,828     $1,221,483,606
                                               =================================


See notes to financial statements.

              Eaton Corporation Share Purchase and Investment Plan

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 30, 2001

ADDITIONS
Investment income:
 Dividends                                                      $    17,849,332
 Interest                                                            11,692,952
                                                                ---------------
                                                                     29,542,284
Contributions:
 Participants                                                        63,458,114
 Employer                                                            12,498,134
 Rollover                                                             3,289,321
                                                                ---------------
                                                                     79,245,569

Net appreciation in fair value of investments                        89,173,993
                                                                ---------------
                                                                    197,961,846
DEDUCTIONS
Distributions to participants                                       172,462,768
Transfers out                                                        71,254,856
                                                                ---------------
Total deductions                                                    243,717,624
                                                                ---------------

Net decrease                                                        (45,755,778)
Net assets available for benefits at beginning of year            1,221,483,606
                                                                ---------------
Net assets available for benefits at end of year                $ 1,175,727,828
                                                                ===============


See notes to financial statements.

              Eaton Corporation Share Purchase and Investment Plan

                          Notes to Financial Statements

                         December 30, 2001 and 2000 and
                          Year ended December 30, 2001



1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Eaton Corporation Share Purchase and Investment Plan (the Plan) are prepared under the accrual method of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments are stated at fair value as measured by quoted prices in active markets, except for the corporate and debt securities, which are valued at market values as determined by the Trustee, based on the mean of the most recent bid and ask price and other market information available. Participant notes receivable are valued at their outstanding balances, which approximate fair value. At December 30, 2000, the Eaton Corporation Common Shares were valued at the ex-dividend price to reflect the spin-off and stock dividend related to Axcelis Technologies Inc. (See Note 8).

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. The cost of shares sold for the mutual funds and the common shares is based upon the average cost of each participant's shares sold for purposes of determining realized gains and losses.

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

2. DESCRIPTION OF PLAN

Effective December 30, 2001, the Plan year-end was changed to December 31. Effective January 1, 2002, the Plan was amended and restated. In conjunction with the amendment and restatement, the Plan was renamed The Eaton Savings Plan.

              Eaton Corporation Share Purchase and Investment Plan

2. DESCRIPTION OF PLAN (CONTINUED)

The Plan generally provides that an Eaton employee who is in the regular service of a class in a division or group to which Eaton Corporation (Eaton, the Company, or the Plan Sponsor) has extended eligibility for membership in the Plan (other than a temporary employee who is hired for a specific, limited period of time or for the performance of a specific, limited assignment or employees covered by a collective bargaining agreement that does not specify coverage under the Plan) will be eligible to participate on any date established in accordance with administrative procedures which follows the date an employee first incurs an hour of service.

Employees may make a combination of before-tax and after-tax contributions ranging from 1% to 17% of base pay. Employee contributions up to 6% of eligible compensation are eligible for employer match. Participants may change their contributions monthly and accounts are valued daily. Eaton matches regular employee contributions as determined under a formula. This formula compares Eaton's earnings per share for the most recently reported calendar quarter with the average of Eaton's per share earnings for the previous two calendar years. If the most recently reported calendar quarter's earnings per share are identical to the two calendar year average, the Company's matching contribution will be 50% for each dollar contributed by employees. Company matching contributions will increase or decrease depending on whether the most recently reported calendar quarter's earnings per share are greater than or less than the two calendar year average, respectively. For each 2% that the most recently reported calendar quarter's earnings per share is greater than or less than the two calendar year average, 1% will be added or subtracted respectively from the standard Company matching contribution of 50%. Company matching contributions will not be less than $.25, or more than $1.00 for each dollar of regular employee contributions, except under special circumstances as defined in the Plan document. There will be an additional $.10 match per dollar of before-tax and after-tax contributions, up to 17% of eligible compensation, to match contributions initially invested in the Eaton Common Shares Fund. This match is reduced to $.05 for certain highly compensated employees.

Each participant's account is credited with an allocation of the Plan's earnings based on participant account balances, as defined.

Eligible employees may borrow from their accounts a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance reduced by their highest outstanding loan balance during the preceding 12 months. The loans are secured by the balance in the participant's account and bear interest at a published rate, as defined. Principal and interest is paid ratably through payroll deductions.

              Eaton Corporation Share Purchase and Investment Plan

2. DESCRIPTION OF PLAN (CONTINUED)

Company contributions are provisionally allocated during the year and become non-forfeitable on the last day of each Plan year or upon other events as indicated in the Plan document.

All Company matching contributions are invested in the Eaton Common Shares Fund. Employee contributions may be invested in any of the fund options available under the Plan. Participants may reallocate their accumulated contributions daily among the various funds consistent with the ratios specified in the Plan.

All costs and expenses incurred in administering the Plan are paid by the Plan unless otherwise determined by Eaton.

Eaton may amend, modify, suspend or terminate the Plan. No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries.

Information about the Plan is contained in the Plan document, which is available from the Company's Human Resources Department upon request.

3. CONTRIBUTIONS

Company matching contributions during 2001 were made at $.25 per dollar of regular employee contribution.

4. INVESTMENTS

Key Trust Company of Ohio, N.A., the Trustee of the Plan, holds the Plan's investment assets and executes investment transactions.

              Eaton Corporation Share Purchase and Investment Plan

4. INVESTMENTS (CONTINUED)

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows:

                                                                                  DECEMBER 30
                                                                             2001                  2000
                                                                  ---------------------------------------------

     Fidelity Contra Fund                                           $      92,222,784     $     134,246,639
     Vanguard Windsor Fund                                                117,948,948           109,133,471
     Vanguard Institutional Index Fund                                     82,299,090           108,341,202
     Eaton Common Shares*                                                 510,562,890           552,429,626
     Axcelis Common Shares                                                 87,971,230
     Key Trust EB Money Market Fund*                                       71,468,687

*    Includes nonparticipant-directed contributions

During 2001, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:

     Common stock                                                                         $     112,429,371
     Mutual funds                                                                               (25,912,683)
     U.S. Government securities                                                                   1,126,466
     Corporate debt instruments                                                                   1,530,839
                                                                                        ----------------------
                                                                                          $      89,173,993
                                                                                        ======================

The Eaton Common Shares Fund contains participant account balances that are both participant-directed and nonparticipant-directed. Because the fund contains balances that are nonparticipant-directed, the entire fund is considered nonparticipant-directed for disclosure purposes.

              Eaton Corporation Share Purchase and Investment Plan

4. INVESTMENTS (CONTINUED)

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                                  DECEMBER 30
                                                                           2001                 2000
                                                                -------------------------------------------
Net assets:
   Eaton Corporation common shares                                $     510,562,890    $     552,429,626
   Key Trust EB Money Market Fund                                         7,039,337                2,272
   Accrued sales of investments                                             106,385               21,110
   Interest and dividends receivable                                         11,359                    -
   Stock dividend receivable                                                      -           89,153,788
                                                                -------------------------------------------
                                                                  $     517,719,971    $     641,606,796
                                                                ===========================================

                                                                                           YEAR ENDED
                                                                                          DECEMBER 30,
                                                                                              2001
                                                                                   ----------------------
Changes in net assets:
   Participant contributions                                                         $      32,726,639
   Employer contributions                                                                   12,498,134
   Interest and dividends                                                                   10,974,910
   Net appreciation in fair value of investments                                            75,284,722
   Distributions to participants                                                           (65,144,730)
   Transfer to another plan                                                                (33,412,714)
   Net transfers to participant directed funds                                            (156,813,786)
                                                                                   ----------------------
                                                                                     $    (123,886,825)
                                                                                   ======================

              Eaton Corporation Share Purchase and Investment Plan

5. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                            DECEMBER 30
                                                                    2001                   2000
                                                           -----------------------------------------------
Net assets available for benefits per the
   financial statements                                     $     1,175,727,828    $     1,221,483,606
Amounts allocated to withdrawing
   participants                                                      (1,945,706)              (822,526)
                                                           -----------------------------------------------
Net assets available for benefits per
   Form 5500                                                $     1,173,782,122    $     1,220,661,080
                                                           ===============================================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                         YEAR ENDED
                                                                                        DECEMBER 30,
                                                                                            2001
                                                                                    -----------------------
Benefits paid to participants per the
   financial statements                                                              $       172,462,768
Add: Amounts allocated to withdrawing
   participants at December 30, 2001                                                           1,945,706
Deduct: Amounts allocated to withdrawing
   participants at December 30, 2000                                                            (822,526)
                                                                                    -----------------------
Benefits paid to participants per
   Form 5500                                                                         $       173,585,948
                                                                                    =======================

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the end of the Plan year but not yet paid.

              Eaton Corporation Share Purchase and Investment Plan

6. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 2, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take necessary steps, if any, to maintain the Plan's qualified status.

7. TRANSFERS TO/FROM OTHER PLANS

During 2001, net assets totaling $63,531,151, representing Plan assets associated with participants who were employed with Eaton Corporation's Semi-Conductor Division, were transferred from the Plan in conjunction with the spin-off of Axcelis Technologies, Inc. (See Note 8). Also during 2001, net assets totaling $7,675,310, representing Plan assets associated with participants were employed with Eaton Corporation's Vehicle Switch/Electronic Division, were transferred in conjunction with the sale of the division to Delphi Automotive Corporation. An additional $48,395 in net assets was transferred from the Plan during 2001 in conjunction with the sales of various other divisions.

8. TRANSACTIONS WITH PARTIES-IN-INTEREST

Party-in-interest transactions included the investments in the common stock of Eaton, the investment in the investment funds of the trustee and the payment of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

During 2001, the Plan received $12,754,675 in cash dividends on common stock of the Company.

On June 30, 2000, Eaton reorganized its semiconductor equipment operations into a wholly owned subsidiary, Axcelis Technologies, Inc. (Axcelis). In July 2000, Axcelis completed an initial public offering for the sale of 20% of its common shares. On December 29, 2000, Eaton distributed its remaining interest in Axcelis to Eaton shareholders as a dividend (spin-off), which was tax free to Eaton and its shareholders for United States income tax purposes.

              Eaton Corporation Share Purchase and Investment Plan

8. TRANSACTIONS WITH PARTIES-IN-INTEREST (CONTINUED)

Eaton shareholders (including the Plan) received 1.179023 shares of Axcelis common stock per each whole Eaton common share held as of December 6, 2000 and cash payments for fractional shares. The Axcelis common shares were received by the Plan on January 5, 2001. As a result of the Axcelis spin-off, the Plan had a stock dividend receivable from Eaton Corporation of $89,153,788 in Axcelis common stock at December 30, 2000.

The Plan has established an Axcelis Common Stock Fund to hold the shares of Axcelis common stock received as a dividend, and which shall be maintained as a fund under the Plan for a period expiring on or before December 31, 2002. Upon termination of the Axcelis Common Stock Fund, all Axcelis common stock held by the Plan shall be sold and invested in a money market fund or stable value fund. Distributions from the Axcelis Common Stock Fund shall be made in cash. Cash and stock dividends on the Axcelis common stock shall be invested in a stable value fund and Axcelis Common Stock Fund, respectively. Axcelis common stock received by the Plan shall be credited under the Plan to the participant's account related to the Eaton common shares with respect to which the Axcelis common stock was received as a dividend. Participants are not allowed to direct contributions or transfers to the Axcelis Common Stock Fund, but are permitted to direct the transfer of amounts in the Axcelis Common Stock Fund to other funds available under the Plan.

              Eaton Corporation Share Purchase and Investment Plan

                        EIN: 34-0196300 Plan Number: 055

                    Schedule H, Line 4(i)-Schedule of Assets
                              (Held at End of Year)

                                December 30, 2001


                                               DESCRIPTION OF INVESTMENT
                                               INCLUDING MATURITY DATE,
      IDENTITY OF ISSUE, BORROWER,           RATE OF INTEREST, COLLATERAL,                           CURRENT
         LESSOR OR SIMILAR PARTY                 PAR OR MATURITY VALUE               COST              VALUE
-------------------------------------------------------------------------------------------------------------------
Corporate Debt Instruments:
AT&T Corp.                                6.50% due 9/15/02                                      $     1,022,594
Allstate Corp.                            7.875% due 5/01/05                                             107,874
Allstate Corp.                            5.375% due 12/01/06                                            999,568
Associates Corp.                          6.00% due 12/01/02                                           4,115,183
Bank One Corp.                            6.5% due 2/01/06                                             2,387,879
Bell Telephone Co. PA                     6.625% due 9/15/02                                             667,270
Bristol-Myers Squibb Co.                  4.750% due 10/01/06                                          2,716,386
CIT Equipment Collateral                  4.840% due 9/20/12                                           2,102,625
Caterpillar Financial Asset               4.850% due 04/25/07                                          3,056,250
Citibank Credit Card Master               5.500% due 02/15/06                                            501,237
DVI Receivables Corp.                     5.137% due 11/11/04                                          3,071,250
DVI Receivables Corp.                     4.613% due 11/11/09                                          2,163,563
John Deere B V                            5.875% due 04/06/06                                          2,526,324
E.I. Dupont                               6.5% due 09/01/02                                            2,060,747
Electronic Data Systems                   6.850% due 10/15/04                                            258,957
General Electric                          6.520% due 10/08/02                                            447,631
General Electric                          7.25% due 02/01/05                                             617,366
Honda Auto Receivables Owner TR           5.560% due 06/19/06                                          2,066,036
Household Fin Corp.                       6.70% due 6/15/02                                              101,896
Household Fin Corp.                       6.50% due 1/24/06                                            1,023,460
IBM Corp.                                 4.875% due 10/10/06                                          1,485,748
Lehman Bros Holdings Inc.                 6.625% due 4/01/04                                             251,169
Merrill Lynch & Co. Inc.                  5.35% due 6/15/04                                            3,802,185
Morgan Stanley Dean Witter                6.10% due 4/15/06                                            3,077,791
National Rural Utils Coop Fin             5.25% due 7/15/04                                            2,036,464
Norwest Financial Inc.                    6.625% due 7/15/04                                             158,727
TCI Communications Inc.                   6.375% due 5/01/03                                             511,819
Telefonica Europe BV                      7.35% due 9/15/05                                              630,680
Unilever Capital Corp.                    6.75% due 11/01/03                                           4,228,630
Wells Fargo Co.                           7.25% due 8/24/05                                              535,770
Wells Fargo Financial Inc.                7.00% due 11/01/05                                             530,275
Wisconsin Energy Corp.                    5.875% due 4/01/06                                           2,033,065
                                                                                                ---------------
                                                                                                      51,296,419

              Eaton Corporation Share Purchase and Investment Plan

                        EIN: 34-0196300 Plan Number: 055

                    Schedule H, Line 4(i)-Schedule of Assets
                        (Held at End of Year) (continued)




                                               DESCRIPTION OF INVESTMENT
                                               INCLUDING MATURITY DATE,
      IDENTITY OF ISSUE, BORROWER,           RATE OF INTEREST, COLLATERAL,                           CURRENT
         LESSOR OR SIMILAR PARTY                 PAR OR MATURITY VALUE               COST              VALUE
-------------------------------------------------------------------------------------------------------------------
U.S. Government Securities:
 U.S. Treasury Notes                       6.00% due 7/31/02                                             1,742,074
 U.S. Treasury Notes                       5.75% due 4/30/03                                             6,432,661
 U.S. Treasury Notes                       5.25% due 8/15/03                                             6,232,400
 U.S. Treasury Notes                       4.625% due 5/15/06                                            1,312,566
 Federal Home Loan Banks                   6.75% due 2/15/02                                             1,005,331
 Federal Home Loan Banks                   4.75% due 6/28/04                                             5,088,707
 Federal Home Loan Banks                   2.50% due 11/14/03                                            4,424,334
 Federal Home Loan Banks                   3.625% due 10/15/04                                           9,843,243
 Fannie Mae                                5.125% due 2/13/04                                            7,970,124
 Fannie Mae                                6.50% due 8/15/04                                             1,060,960
 Fannie Mae                                5.75% due 3/27/06                                               251,814
 Fannie Mae                                5.50% due 5/02/06                                             3,058,236
 Fannie Mae                                3.375% due 11/22/04                                           5,478,905
 Freddie MAC                               5.70% due 7/26/06                                             1,009,033
 Freddie MAC                               4.15% due 9/04/03                                             2,011,016
 Freddie MAC                               2.50% due 12/27/02                                            4,504,016
 Freddie MAC                               5.25% due 1/15/06                                                50,927
 Freddie MAC                               4.50% due 8/15/04                                               506,027
                                                                                                ------------------
                                                                                                        61,982,374
Interest in Registered Investment
 Companies:
  Vanguard Windsor Fund                     7,484,070 shares                                           117,948,948
  Vanguard Wellesley Fund                   2,168,052 shares                                            43,100,864
  Fidelity Contra Fund                      2,145,215 shares                                            92,222,784
  Templeton Foreign Fund                    2,771,119 shares                                            25,522,004
  Vanguard Institutional Index Fund         775,894 shares                                              82,299,090
                                                                                                ------------------
                                                                                                       361,093,690

              Eaton Corporation Share Purchase and Investment Plan

                        EIN: 34-0196300 Plan Number: 055

                    Schedule H, Line 4(i)-Schedule of Assets
                        (Held at End of Year) (continued)




                                               DESCRIPTION OF INVESTMENT
                                               INCLUDING MATURITY DATE,
      IDENTITY OF ISSUE, BORROWER,           RATE OF INTEREST, COLLATERAL,                           CURRENT
         LESSOR OR SIMILAR PARTY                 PAR OR MATURITY VALUE               COST              VALUE
-------------------------------------------------------------------------------------------------------------------
Key Trust Company of Ohio, N.A.
Employee Benefits Money Market
Fund*                                     71,468,687 shares                          71,468,687         71,468,687

Common Stock:
Eaton Corporation*                        6,808,413 shares                          328,654,947        510,562,890
Axcelis Stock                             6,715,361 shares                                              87,971,230
                                                                                                ------------------
                                                                                                       598,534,120

Participant notes receivable*             6-11%; variable maturities                                    29,910,808
                                                                                                ------------------
Total investments                                                                                  $ 1,174,286,098
                                                                                                ==================


*Indicates party-in-interest to the Plan.

              Eaton Corporation Share Purchase and Investment Plan

                        EIN: 34-0196300 Plan Number: 055

            Schedule H, Line 4(j)-Schedule of Reportable Transactions

                          Year ended December 30, 2001



                                                                                                    CURRENT VALUE
                                                                                                     OF ASSET ON
            IDENTITY OF PARTY            DESCRIPTION       PURCHASE       SELLING        COST OF     TRANSACTION        NET GAIN
              INVOLVED                    OF ASSETS          PRICE         PRICE          ASSET         DATE           OR (LOSS)
-----------------------------------------------------------------------------------------------------------------------------------
CATEGORY (iii)-SERIES OF TRANSACTIONS
 IN EXCESS OF 5% OF PLAN ASSETS

Key Trust Company of Ohio, N.A.*       Employee Benefits
                                       Money Market       $122,977,897                  $122,977,897 $ 122,977,897
                                       Fund                              $115,967,720    115,967,720   115,967,720     $      -


Eaton Corporation*                     Eaton Corporation    61,216,275                    61,216,275    61,216,275
                                       Common Stock                       126,408,426     82,558,332   126,408,426       43,850,094



*  Indicates party-in-interest to the Plan.

There were no category (i), (ii) or (iv) reportable transactions during the year ended December 30, 2001.

EXHIBIT INDEX

Exhibit
Number                     Description of Exhibit



23                         Consent of Ernst & Young LLP.